Mail Stop 3233
                                                           July 1, 2019

Via E-mail
Chunxia Jiang
Chief Executive Officer, President,
Secretary, Treasurer, and Chief Financial Officer
AllyMe Holding, Inc.
506 Enterprise Ave
Kitimat, BC, Canada,V8C 2E2

       Re:    AllyMe Holding, Inc.
              Amendment No. 4 to Registration Statement on Form S-1 Filed June 17, 2019
              File No. 333-227025

Dear Ms. Jiang:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2019 letter.

General

1. We note your response to comment 1. We continue to evaluate your response and may have further comment.

Management's Discussion and Analysis

Three Months Ended March 31, 2019 Compared to March 31, 2018, page 20

2. We note your disclosure stating that your net loss increased from the three month period ending March 31, 2018 to March 31, 2019 primarily due to a "decrease in general and administrative expense." A decrease in expense would result in a decrease in net loss and
 Chunxia Jiang
Allyme Holding, Inc.
July 1, 2019
Page 2

       not an increase in net loss. Please revise this disclosure in your next amendment to clearly explain why there was an increase in net loss over the three month period ending
       March 31, 2019.

3. We note you recorded $18,600 of revenue during the period ending March 31, 2019. We also note disclosure on page 21 stating the company does "not have any operating business." Please tell us and amend your disclosures to discuss the nature of the income earned during the three month period. If the income is not part of an operating business, explain to us why this is not reported as other income.

Certain Relationships and Related Transactions, page 26

4. We note your response to comment 4 and your revised disclosure in this section. Please revise to clarify why you have recorded imputed interest to Mr. Wang and Ms. Jiang in light of your disclosure that the loans due to related parties are non-interest bearing.

Exhibits 23.1a and 23.1b

5. We note your auditor consents refer to Amendment #2 rather than Amendment
       #4. Please ensure you include auditor consents that reference the proper Form S-1 amendment in future filings.

       You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or me at (202)
551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or Jennifer
Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.


                                                           Sincerely,

                                                           /s/ Daniel L. Gordon

                                                           Daniel L. Gordon
                                                           Senior Assistant
Chief Accountant
                                                           Office of Real
Estate and
                                                           Commodities
cc:    Robert L. B. Diener, Esq.